The Flowr Corporation Announces Public Offering of Common Shares for
Approximately C$125 Million

TORONTO, June 25, 2019 -- The Flowr Corporation (TSX.V: FLWR; OTC: FLWPF) (“Flowr” or the “Company”) announced today that it has commenced an underwritten public offering of common shares for approximately C$125,000,000 (the “Offering”). As part of the Offering, the Company expects to grant the underwriters an option to purchase an additional 15% of the number of common shares sold in the Offering at the offering price for 30 days following closing.

The Offering is expected to be priced in the context of the market, with the final terms of the Offering to be determined at the time of pricing. The common shares are expected to be listed on the TSX Venture Exchange (the “TSX.V”) and the NASDAQ Capital Market (the “NASDAQ”).

The Company intends to use the net proceeds from the Offering to fund, in part, its acquisition of the approximately 80% equity interest of Holigen Holdings Limited that it does not already own, working capital required for the construction and development of Holigen’s and the Company’s cultivation and production facilities, and for general corporate purposes.

Barclays, BMO Capital Markets and Credit Suisse, as representatives for the underwriters, are acting as joint book-runners in connection with the Offering.

The Company filed today a preliminary short form base PREP prospectus (the “Preliminary Prospectus”) in connection with the Offering. The Preliminary Prospectus was filed with the securities commissions in each of the provinces of Canada, except Québec. The Preliminary Prospectus was also filed with the United States Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. The registration statement has not yet become effective and the common shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

The Preliminary Prospectus contains important detailed information about the Offering. The Preliminary Prospectus can be found under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the Preliminary Prospectus may also be obtained from Barclays, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or via telephone: (888) 603-5847, or via email: Barclaysprospectus@broadridge.com; BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 or by telephone at (905) 791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca, and in the United States, by contacting BMO Capital Markets Corp., Attn: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036 (Attn: Equity Syndicate), or by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com; and Credit Suisse by contacting Credit Suisse Securities (Canada), Inc., 1 First Canadian Place, Suite 2900, Toronto ON M5X 1C9, Attention: Maridel Greenwood, Phone 416-352-4520, Email maridel.greenwood@credit-suisse.com and in the United States, by contacting Credit Suisse Securities (USA) LLC, By mail: Attn: Prospectus Department, Eleven Madison Avenue, 3rd floor, New York, NY 10010, By phone: 1-800-221-1037, By e-mail: usa.prospectus@credit-suisse.com. Prospective investors should read the Preliminary Prospectus and the other documents the Company has filed before making an investment decision.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About The Flowr Corporation

Flowr, through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Toronto and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own growing systems. Flowr expects to provide premium-quality cannabis to the adult-use recreational market and the medicinal market.

On behalf of The Flowr Corporation:
Vinay Tolia
CEO and Director

CONTACT INFORMATION

MEDIA:
Sean Griffin
Vice President, Communications & Public Relations
(877) 356-9726 ext. 1526
sean.griffin@flowr.ca

INVESTORS:

Thierry Elmaleh
Head of Capital Markets
(877) 356-9726 ext. 1520
thierry@flowr.ca

Forward-Looking Information and Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, which may include, but are not limited to: Flowr’s plans to consummate the Offering, the size of the Offering, the completion of the Offering; the over-allotment option granted to the underwriters in connection with the Offering; the pricing and final terms of the Offering; listing of the common shares on the TSX.V and NASDAQ; Flowr’s use of the net proceeds from the Offering; and Flowr’s business, production and products. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such information and statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying such information and statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to: the failure to complete the Offering; the failure to obtain TSX.V and/or NASDAQ approval; the failure to complete the acquisition of Holigen as described herein; the construction and development of Holigen’s and the Company’s cultivation and production facilities; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; the ability of Flowr to implement its business strategies; risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators; and many other factors beyond the control of Flowr.

Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information or statement can be guaranteed. Except as required by applicable securities laws, forward-looking information and statements speak only as of the date on which they are made and Flowr undertakes no obligation to publicly update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. When considering such forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in Flowr’s Annual Information Form dated April 3, 2019 (the “AIF”) and filed with the applicable securities regulatory authorities in Canada and the United States. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) nor the NASDAQ accepts responsibility for the adequacy or accuracy of this release.